PreSend Inc

Jurisdiction of Incorporation / Organization

Delaware

Apr 24, 2024

1313 N. Market Street, Suite 5100, Wilmington, DE 19801

Number of Employees

0

	Most Recent Year-end	Prior Fiscal Year-end
Total Assets	$2,219,454	$404,886
Cash & Cash Equivalents	$14,253	$14,967
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$2,283,448	$2,313,304
Revenues/Sales	$0	$467
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$1,128
Net Income	-$142,213	-$819,805